STATEMENT OF INVESTMENTS

Dreyfus Premier Short-Intermediate Municipal Bond Fund

June 30, 2007 (Unaudited)

Long-Term Municipal Investments--96.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.2%				
Choctaw County, Limited Obligation School Warrants (Insured; ACA)	3.63	3/1/09	1,125,000	1,113,289
Jefferson County, Limited Obligation School Warrants	5.00	1/1/09	2,000,000	2,035,240
Arizona--1.4%				
Chandler Industrial Development Authority, IDR (Intel Corporation Project)	4.38	12/1/10	2,000,000	2,013,840
California--6.3%				
California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group)	5.00	2/1/11	1,500,000	1,531,110
California Municipal Finance Authority, SWDR (Waste Management, Inc. Project)	4.10	9/1/09	1,000,000	989,010
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.88	4/1/10	5,000,000	4,970,700
Imperial Redevelopment Agency, Subordinate Tax Allocation Revenue (Imperial Redevelopment Project)	4.50	12/1/11	1,300,000	1,282,294
Colorado--2.7%				
Black Hawk, Device Tax Revenue	5.00	12/1/12	760,000	769,500
Countrydale Metropolitan District (LOC; Compass Bank)	3.50	12/1/07	3,000,000	2,994,060
Connecticut--.3%				
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.05	9/1/07	330,000	330,828
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement Revenue	5.00	1/1/08	100,000	100,465
District Of Columbia--1.3%				
District of Columbia, Enterprise Zone Revenue (819 7th Street, LLC Issue) (LOC; Branch Banking and Trust Company)	3.60	10/1/09	1,845,000	1,814,908

Florida--5.0%				
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/10	2,000,000	2,058,100
Lee County Industrial Development Authority, Healthcare Facilities Revenue (Cypress Cove at Healthpark Florida, Inc. Project)	4.75	10/1/08	3,000,000	3,002,280
Miami-Dade County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA)	5.00	5/1/11	2,000,000	2,062,860
Georgia--2.5%				
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/07	640,000	641,178
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/08	835,000	845,454
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/09	1,045,000	1,067,896
Private Colleges and Universities Authority, Student Housing Revenue (Mercer Housing Corporation Project)	6.00	6/1/11	980,000	1,009,165
Hawaii--.3%				
Kuakini, Health System Special Purpose Revenue	5.00	7/1/07	430,000	430,017
Illinois--.7%				
Illinois Housing Development Authority, Housing Revenue	3.85	7/1/09	1,000,000	997,040
Indiana--1.5%				
Indiana Development Finance Authority, EIR (USX Corporation Project)	5.25	12/2/11	2,000,000	2,091,540
Iowa--.7%				
Coralville, Annual Appropriation GO Urban Renewal Bond Anticipation Project Notes	4.25	6/1/09	1,000,000	1,002,710
Kansas--2.8%				
Burlington,				

EIR, Series A (Kansas City Power and Light Company Project)	4.75	10/1/07	1,000,000	1,001,780
Burlington,				
EIR, Series B (Kansas City Power and Light Company Project)	4.75	10/1/07	2,000,000	2,002,420
Burlington,				
EIR, Series D (Kansas City Power and Light Company Project)	4.75	10/1/07	1,000,000	1,001,030
Louisiana--2.3%				
Louisiana Public Facilities Authority, Revenue (Pennington Medical Foundation Project)	4.00	7/1/11	1,000,000	987,260
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.00	3/1/10	1,095,000	1,095,361
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.50	3/1/11	1,145,000	1,163,732
Maine--1.6%				
Maine Educational Loan Marketing Corporation, Subordinate Student Loan Revenue	6.50	11/1/09	2,195,000	2,237,539
Massachusetts--3.9%				
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.15	12/1/07	1,550,000	1,555,565
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.35	12/1/10	3,800,000	3,934,444
Michigan--1.9%				
Michigan Hospital Finance Authority, HR (Oakwood Obligated Group)	5.00	11/1/10	1,500,000	1,535,385
Michigan Strategic Fund, LOR (The Dow Chemical Company Project)	4.60	6/1/08	1,075,000	1,078,150
Nebraska--2.2%				
University of Nebraska Board of Regents, Revenue (University of Nebraska-Lincoln Memorial Stadium Project)	5.00	11/1/07	3,035,000	3,047,231
New Jersey--4.5%				
Bayonne,				
BAN	4.75	10/26/07	1,000,000	1,001,340
Bayonne,				
BAN	5.00	10/26/07	2,095,960	2,099,900
Bayonne,				
TAN	4.75	9/18/07	2,317,000	2,319,549
Tobacco Settlement Financing				

Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.25	6/1/11	1,000,000	996,580
New Mexico--1.9%				
Farmington, PCR (Southern California Edison Company Four Corners Project) (Insured; FGIC)	3.55	4/1/10	2,000,000	1,966,880
Jicarilla Apache Nation, Revenue	4.00	9/1/08	765,000	766,033
New York--13.2%				
Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	1,000,000	1,018,010
New York City Housing Development Corporation, MFHR	4.25	5/1/10	2,000,000	2,009,940
New York City Housing Development Corporation, MFHR	3.95	11/1/10	4,500,000	4,480,740
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/08	1,000,000	1,005,600
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	3,000,000	3,066,540
New York State Housing Finance Agency, MFHR (Crotona Estates Apartments)	3.95	8/15/10	1,085,000	1,078,783
New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments)	4.40	2/15/11	2,000,000	2,004,520
New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,000,000	995,650
New York State Power Authority, Revenue	5.00	11/15/09	2,000,000	2,053,440
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	4.20	11/1/08	845,000	845,600
North Carolina--3.8%				
Fayetteville Public Works Commission, Revenue (Insured; FSA)	3.55	1/15/08	1,195,000	1,193,542
North Carolina Medical Care Commission, Health Care				

Facilities First Mortgage Revenue (Deerfield Episcopal Retirement Community)	3.80	11/1/09	500,000	493,650
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Cypress Glen Retirement Community)	3.80	10/1/07	3,650,000	3,640,875
Ohio--9.1%				
Cuyahoga County, Housing Revenue (Riverside Park Homes Project)	3.90	11/1/09	2,300,000	2,289,834
Hamilton County, Local District Cooling Facilities Revenue (Trigen-Cinergy Solutions of Cincinnati LLC Project)	4.60	6/1/09	2,000,000	1,983,100
Lorain County, Hospital Facilities Revenue and Improvement (Catholic Healthcare Partners)	5.25	10/1/07	3,515,000	3,527,232
Ohio, Common Schools GO	2.45	9/14/07	2,000,000	1,991,060
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project)	3.75	10/1/08	3,000,000	2,985,870
Oklahoma--2.8%				
Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education) (Insured; MBIA)	3.00	12/1/08	800,000	789,120
Tulsa County Independent School District Number 1, Combined Purpose (Insured; MBIA)	0.00	8/1/07	2,000,000	1,993,240
Tulsa County Independent School District Number 5, Combined Purpose	4.00	7/1/08	1,160,000	1,163,004
Pennsylvania--5.0%				
Allegheny County Hospital Development Authority, HR (Jefferson Regional Medical Center)	4.10	5/1/09	525,000	523,751
Allegheny County Hospital Development Authority, HR (Jefferson Regional Medical Center)	4.20	5/1/10	550,000	548,356
Allegheny County Industrial Development Authority, EIR (USX Corporation Project)	4.75	11/1/11	2,000,000	2,042,140
Delaware Valley Regional Finance Authority, Local Government Revenue (Insured; AMBAC)	0.89	7/1/07	2,000,000 [a]	1,999,740

Philadelphia Hospitals and Higher Education Facilities Authority, HR (The Children's Hospital of Philadelphia Project)	4.25	7/1/11	1,000,000	1,006,040
Pittsburgh Urban Redevelopment Authority, MFHR (Lou Mason Jr. Replacement Housing Facility Project)	5.00	12/1/07	1,000,000	1,000,120
Rhode Island--1.9%				
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue (Lifespan Obligated Group Issue)	5.00	5/15/11	2,600,000	2,668,926
South Carolina--1.8%				
Orangeburg Joint Governmental Action Authority, Capital Projects Sales and Use Tax Revenue (Orangeburg County, South Carolina Project) (Insured; MBIA)	5.00	4/1/12	2,000,000	2,083,520
Spartanburg, Water System Revenue (Insured; FSA)	4.00	6/1/11	500,000	501,340
Tennessee--1.4%				
Memphis-Shelby County Airport Authority, Special Facilities Revenue (Federal Express Corporation)	5.00	9/1/09	2,000,000	2,031,320
Texas--5.0%				
Bexar County Health Facilities Development Corporation, Revenue (Army Retirement Residence Foundation Project)	5.00	7/1/11	670,000	684,244
Houston, Airport System Subordinate Lien Revenue (Insured; FGIC)	6.00	7/1/11	4,200,000	4,321,926
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue	3.91	12/15/09	2,000,000 [a]	1,996,000
Virginia--3.8%				
Hopewell, Public Improvement	5.00	7/15/09	3,250,000	3,252,860
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates Project - DETC Issue)	3.30	10/1/08	1,135,000	1,121,289
Western Virginia Regional Jail Authority, Regional Jail Facility RAN	4.13	12/1/09	1,000,000	1,004,680
Washington--.7%				

Washington, COP (Department of Ecology) (Insured; AMBAC)	4.50	4/1/08	1,000,000	1,005,080
Wisconsin--1.8%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.50	6/1/10	1,500,000	1,546,590
Wisconsin Health and Educational Facilities Authority, Revenue (Froedtert and Community Health, Inc. Obligated Group)	5.00	4/1/10	1,000,000	1,025,650
Total Long-Term Municipal Investments (cost $136,301,468)				**135,916,585**

Short-Term Municipal Investment--1.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related;				
Government Development Bank of Puerto Rico, CP (cost $2,000,000)	4.10	8/17/07	**2,000,000**	**1,999,460**
Total Investments (cost $138,301,468)			**97.7%**	**137,916,045**
Cash and Receivables (Net)			**2.3%**	**3,306,195**
Net Assets			**100.0%**	**141,222,240**

a Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance

GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance